Exhibit 16.1

July 13, 2006

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hana Biosciences, Inc. SEC File No. 000-50782

Ladies and Gentlemen:

We have read Item 4.01(a) included in the Form 8-K dated July 7, 2006 of Hana Biosciences, Inc. which we understand will be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein as they relate to our firm except that we are not in a position to agree or disagree with the Company’s statement that the decision to dismiss J.H. Cohn LLP was approved by the Audit Committee of the Company’s Board of Directors.

Very truly yours,

/s/ J.H. Cohn LLP

J.H. Cohn LLP